Ergovision, Inc., One Fairchild Court, Plainview, NY  11803
Phone: 516-349-1110 Fax: 516-349-9191

                                                                  March 18, 1999

James J. Armenakis
65 Bleecker Street
New York, NY  10012

                         CONSULTANT AGREEMENT AMENDMENT

Dear Jim:

This will constitute and confirm our amendment to the Consultant Agreement dated March 16, 1999 for James J. Armenakis to act as a consultant ("Consultant") for Ergovision, Inc. ("Company") to provide Consulting Services, in accordance with the terms, provisions and conditions of the Consultant Agreement.

1.    Section 2 shall be amended to read as follows:

      Compensation. As full and complete compensation for Consultant's services for the Consulting Period the Company shall simultaneously grant a stock option to Consultant for 150,000 shares of the Company's Common Stock at an exercise price of $1.00 per share that is immediately exercisable and shall be for a term of 3 years from the date hereof. The Consultant shall also receive a stock option, for a term of 3 years, during the Consulting Period for a total of 60,000 shares of the Company's Common Stock at an exercise price of $1.75 per share, equal to the closing ask price on March 18, 1999.

2. All other terms and conditions of the Consultant Agreement remain in full force and effect.

If the foregoing is in accordance with your understanding, will you kindly signify same by signing this Consultant Agreement Amendment in the space provided below.

                                          Sincerely,

Agreed and Accepted                       ERGOVISION, INC.
as of the above date


/s/ James J. Armenakis                    /s/ Mark H. Levin
-----------------------                   ------------------------
James J. Armenakis                        Mark H. Levin
                                          President